Exhibit 1

FOR IMMEDIATE RELEASE	4 March 2011

WPP

2010 PRELIMINARY RESULTS

Billings up over 12% to £42.7 billion

Revenue up over 7% to £9.3 billion

Like-for-like revenue up well over 5%

Headline EBITDA up almost 16% to £1.44 billion

Headline operating margin 13.2% up 1.5 margin points well ahead of target

Headline operating profit before interest and tax up almost 21% to £1.23 billion

Headline profit before tax up over 27% to over £1 billion for the first time

Diluted headline earnings per share up almost 28% at a record 56.7p

Second interim dividend up 15% at 11.82p per share

•	Billings up 12.6% to £42.684 billion.

•	Reported revenue up 7.4% to £9.331 billion, up 5.6% in constant currency.

•	Like-for-like revenue up 5.3%.

•	Headline EBITDA up 15.8% to £1.439 billion from £1.243 billion.

•	Headline operating profit before interest and tax up 20.8% to £1.229 billion from £1.017 billion.

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Headline operating margin of 13.2% for the full year, well ahead of the Group’s target of 1.0 margin point or more, with 15.8% in the second half, 0.4 margin points above both the second half pro-forma margin for 2008 and for 2009. On gross margin, headline operating margin was 14.4%, up 1.7 margin points.

•	Headline profit before tax up 27.3% to £1.034 billion, over £1 billion for the first time, from £812 million.

•	Profit before tax up 28.5% to £851 million from £663 million.

•	Diluted headline earnings per share up 27.7% to 56.7p (an all time high) from 44.4p and above the previous high of 55.5p for 2008.

•	Reported diluted earnings per share up 30.0% to 45.9p from 35.3p.

•	Second interim dividend increased by 15% to 11.82p per share making a total for the year of 17.79p, an increase of 15% over 2009, to a record level.

•	Target dividend pay-out ratio to be increased from approximately 30% to approximately 40% over the medium term.

•	Net new billings of £3.001 billion ($4.802 billion) in 2010, also topping all new business league tables.

•	2011 budgets indicate like-for-like revenue growth continuing at around 5%.

•	Given strategic progress, revenue share objectives for new markets and new media hiked to 35% - 40% from one-third.

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In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix 1. Where required, details of how these have been arrived at are shown in the Appendices.

Summary of results

The Board of WPP plc (“WPP”) announces the unaudited preliminary results for the year ended 31 December 2010, the Group’s twenty-fifth year. Following a brutal 2009, when the post-Lehman financial world did not come to an end, as some had feared, 2010 was a year of significant recovery, as clients re-focused on top-line sales growth and expansion, particularly in faster-growth geographic markets, as well as continued cost containment in the slower-growth markets of the United States and Western Europe. The recovery from the dark days of 13/14 September 2008 has been remarkable.

Billings were up 12.6% at £42.684 billion or $65.961 billion.

Reportable revenue was up 7.4% to £9.331 billion. Revenue, including 100% of associates, was £11.643 billion. On a constant currency basis, revenue was up 5.6%, primarily reflecting the comparative weakness of the pound sterling against most currencies, other than the Euro. As a number of our competitors report in US dollars and the Euro and inter-currency comparisons are difficult to make, Appendices 2 and 3 show WPP’s preliminary results in reportable US dollars and Euros respectively. This shows, for example, that US dollar reportable revenues were up 6.0% at $14.4 billion, which compares with the $12.5 billion of our closest competitor and that Euro reportable revenues were up 11.7% at €10.9 billion. Headline earnings before interest, tax, depreciation and amortisation (“Headline EBITDA”) were $2.218 billion compared to $1.713 billion for our nearest competitor.

Like-for-like revenues, excluding the impact of acquisitions and on a constant currency basis, were up 5.3%, reflecting a continuation of the sequential improvement seen in the first three quarters, into the final quarter, with like-for-like growth of 8.5%, the fastest rate of quarterly growth seen since the fourth quarter of 2000. December saw the first monthly double-digit growth rate since January 2001.

Reported operating costs, (including direct costs, but excluding goodwill impairment, amortisation of acquired intangibles and investment gains and write-downs), rose by 5.6% and by 3.9% in constant currency. Like-for-like total operating and direct costs rose 3.7%. Reported staff costs, excluding incentives were up 3.2%. Incentive payments totalled £342.3 million (£177.9 million in 2009), which represented 22.6% (15.7% in 2009) of headline operating profit before incentives and income from associates. Cash-based incentives totalled £271.9 million or 17.9% of headline operating profit as defined above, against £122.9 million or 10.8% in 2009. The balance of £70.4 million in 2010 represents share-based incentives granted partly in 2010 and previous years. Before these incentive payments, operating margins rose by 3.0 margin points to 16.8%. On a reported basis, despite the almost doubling of incentive payments, the Group’s staff cost to revenue ratio fell to 58.3% compared with 58.9% in 2009. Before incentive and severance costs, operating margins rose by 2.4 margin points to 17.6%.

Part of the Group’s strategy is to continue to ensure that variable staff costs (incentives, freelance and consultants costs) are a significant proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slow-downs. In 2007, the ratio of variable staff costs to total staff costs fell marginally by 0.3 percentage points to 12.7% and in 2008 to 11.4%. As a proportion of revenue, variable staff costs were 7.4% in 2007 and 6.6% in 2008. In 2009, the ratio of variable

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staff costs to total staff costs fell to 9.7% and as a proportion of revenue were 5.7%. In 2010, there was a significant increase in the ratio of variable staff costs to total staff costs, rising to 13.4% and as a proportion of revenue, rising to 7.8%, representing the highest ratios for the last ten years. The business is, therefore, even better protected against economic downturns.

On a like-for-like basis the average number of people in the Group, excluding associates, was 101,387 against 105,849 in 2009, a decrease of 4.2%. On the same basis, the total number of people in the Group, excluding associates, at 31 December 2010 was 104,052 compared with 99,565 at the end of 2009, an increase of 4,487 or 4.5%, which counter-balanced the point-to-point fall of over 12% from 1 January 2009 to 31 December 2009 and represented an increased investment in talent, as revenue growth picked up.

Headline EBITDA rose by 15.8% to £1.439 billion and rose 12.3% in constant currencies.

Headline operating profit (pre-goodwill impairment, amortisation of acquired intangibles, interest, tax and investment gains and write-downs) rose 20.8% to £1.229 billion from £1.017 billion and rose 16.8% in constant currencies. Headline operating margin was 13.2% for the year and 15.8% in the second half of 2010, ahead of the margin achieved in the second half of both 2009 and 2008, including Taylor Nelson Sofres (“TNS”), of 15.4%. In the second half of the year the business returned to pre-Lehman pro-forma levels of revenue and profitability, with higher productivity. On gross margin, the headline operating margin was 14.4%, up 1.7 margin points on 2009. This is probably a more accurate basis for competitive comparisons. Reported profit before interest and tax rose 25.6% to £1.028 billion from £819 million.

Net finance costs (excluding the revaluation of financial instruments) were £195.1 million down from £205.0 million last year, reflecting lower average net debt, partly offset by higher funding costs.

Reported profit before tax rose 28.5% to £851.3 million, reflecting a lower charge for goodwill impairment and amortisation of intangibles, partly offset by higher investment write-downs.

The Group’s tax rate on headline profit before tax was 22.0%, a reduction of 1.8 percentage points from 2009, as a result of continuing tax planning initiatives and deferred tax credits.

Diluted headline earnings per share rose 27.7% to 56.7p. In constant currency, earnings per share on the same basis were up 22.5%. Diluted reported earnings per share rose 30.0% to 45.9p.

The Board recommends a second interim dividend of 11.82p per share, an increase of 15% over the second interim dividend for 2009, which together with the first interim dividend of 5.97p per share, makes a total of 17.79p per share for 2010, an increase again of 15% over 2009, to a record level. Dividends paid in 2010 are 3.6 times covered by headline earnings and 3.3 times covered on dividends declared in respect of 2010. Payment of the second interim dividend of 11.82p per ordinary share will be made on 4 July 2011 to holders of ordinary shares in the Company on 3 June 2011. Subject to share owner approval at the Company’s General Meeting, the Board also proposes to put in place a scrip dividend scheme which will enable share owners to elect to receive new fully paid ordinary shares in the Company instead of cash dividends, commencing with the second interim dividend for 2010. Details of the scrip dividend scheme, including the election date for the proposed scrip dividend alternative in respect of the

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second interim dividend for 2010, will be sent to share owners in due course together with the Notice of the Company’s General Meeting.

More detailed information relating to the Company’s Dividend Access Plan is provided in note 8 of Appendix 1. Further details of WPP’s financial performance are also provided in Appendix 1.

Review of operations

Throughout 2010 we have seen continued sequential improvement in our like-for-like quarterly revenue growth, with the final two quarters of the year at 7.5% and 8.5%. This followed zero like-for-like growth in the first quarter and 4.7% in quarter two. This significant turnaround was directionally in line with our earlier forecasts (we anticipated like-for-like growth in the second quarter of 2010 as early as the Third Quarter Trading Update of 2009), but was considerably more violent than anticipated. In 2009, our budgets were optimistic anticipating like-for-like growth of -2% (an oxymoron). In fact we came in at -8%. In 2010, on the other hand, we proved too pessimistic, budgeting like-for-like growth of zero (another oxymoron) and coming in at over 5%. Let’s hope we have it more right in 2011.

The most surprising feature of 2010 was the relatively strong performance of mature geographical markets, such as the United States and Germany and traditional media, like free-to-air television. The headline was “The United States and traditional media bite back”. Indeed, the United States behaved more like a fast-growing, or as some others insist on calling them, an emerging market (despite the fact that many of them, like China, the world’s second largest economy, have emerged), growing at 7%, against GDP growth of around 3%.

There seem to be a number of possible reasons for this: first, there was an element of “dead-cat bounce”, as advertising as a proportion of United States GDP probably reached a low not seen since the mid 1970s in 2009 and massive government and central-bank driven fiscal and monetary stimuli kicked in and stimulated activity from the heavily depressed levels of 2009; secondly, there was a significant increase in activity in sectors that had been heavily cut, such as automobiles, financial services and retail (and a number of new marketing “wars”), further stimulated by heavy political spending around the mid-term congressional elections, especially following the United States Supreme Court decision permitting freer lobbying; thirdly, there was significant excess traditional media inventory, which reduced prices and made traditional media relatively more attractive, perhaps also stimulated by a feeling that new media were more about price and deal, and traditional media more about brand building and brand equity; finally, and most importantly, post-Lehman and the several corporate crises, we have seen a concern, or even fear, amongst Chairmen and CEOs and in the Boardroom about making mistakes and a consequent emphasis on cost containment and unwillingness to add to fixed expenses or capacity. Western-based multi-nationals are said to have over $2 trillion in cash on their balance sheets, but unemployment remains at stubbornly high levels, with only increases in temporary employment and limited expansion of fixed capacity in Western markets. Hence, a willingness to invest in the brand and maintaining or increasing market share, rather than increasing capacity and fixed expenses.

In the third quarter constant currency revenues in the United States were up 9.9%, which continued into the final quarter, with growth of 9.8%. Together with this improved top-line growth, the Group has benefitted from the cost actions taken, particularly towards the end of 2009, to adjust headcount and staff costs. As a result, operating margins have improved by 3.0 margin points before incentives and by 1.5 margin points

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after incentives. Operating margins in the second half of 2010 were above both the second half of 2009 and the second half of 2008, adjusted for the impact of TNS. Bonus pools have been refilled and, as a percentage of headline profit before bonuses and income from associates, close to maximum levels. Despite the significant increase in incentives, almost double the level in 2009, staff costs, as a percentage of revenue have reduced to 58.3% from 58.9% in 2009. On a like-for-like basis average headcount has fallen by over 4%, compared with 2009, although given the substantial increase in like-for-like revenues of 8.0% in the second half of the year, our operating companies have begun to invest in more talent. Revenue conversion post-incentives, that is incremental profit as a proportion of incremental revenue, was very strong at 33%, as our operating companies benefitted from the actions to reduce both staff costs and other operating costs in 2009 and during 2010.

The world continues to move at very different speeds, both geographically and functionally. By means of explanation, perhaps an English football analogy is helpful. First, The Premier League consists of the BRICs (Brazil, Russia, India and China) and the Next 11 (Bangladesh, Egypt, Indonesia, Iran, Mexico, Nigeria, Pakistan, Philippines, South Korea, Turkey, Vietnam) or CIVETS (Colombia, Indonesia, Vietnam, Egypt, Turkey, South Africa), along with new media (personal computer driven, mobile, video content, social networks); second, The Championship, the United States, because of its size, immigrant, entrepreneurial culture and human and natural resources, along with an economically well-run and high value-added manufacturing export-led Germany and free-to-air television; third, League One, Western Europe, primarily the United Kingdom, France, Italy and Spain, along with newspapers and magazines; last, League Two, Japan, which has been stagnant for almost twenty years. Perhaps the United Kingdom, with its Coalition Government’s emphasis on deficit reduction and long-term growth will gain promotion to The Championship?

In any event, the Group’s strategic focus on new markets, new media and consumer insight reflects these differing Market dynamics and account respectively for 27%, 29% and 26% of the Group’s revenues of over $14 billion.

Revenue and operating profit by region

The pattern of revenue growth differed regionally. The table below gives details of revenue and revenue growth (on a constant currency basis including the impact of acquisitions) by region for 2010, as well as proportions of operating profits:

Region	Revenue as a % of Total Group	Revenue growth % +/(-) 10/09	Headline operating profit as a % of Total Group	Like-for-Like Revenue growth [1] % +/(-) 10/09

North America	35.1	7.7	39.4	7.6

United Kingdom	12.0	5.7	12.5	5.9

Western Continental Europe	25.9	2.7	19.0	1.9

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe	27.0	5.6	29.1	5.6

Total Group	100.0	5.6	100.0	5.3

[1]	Like-for-like growth excludes the impact of currency movements and acquisitions

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As shown above, on a constant currency basis, the Group grew at 5.6%, with like-for-like revenue similar at 5.3%. Geographically, revenue growth continued to strengthen in the final quarter, particularly in the United Kingdom, Central and Eastern Europe, the Middle East, Latin America, Africa and Australia, with the United States and Asia (excluding Australia and New Zealand) maintaining the strong growth seen in the third quarter. Western Continental Europe remained difficult, with growth in the final quarter of just over 3%, with France, Spain, Greece, Ireland and Belgium still under pressure.

As mentioned above, the United States continued the strong growth seen in the third quarter up 9.8%. The United Kingdom, showing the strongest growth of the year at 9.7%, with good growth at Ogilvy, Grey, GroupM, Kantar, Finsbury, Fitch, some of our specialist communications businesses and Wunderman. Latin America was up 6.5% in the fourth quarter in constant currency, but on a like-for-like basis was up almost 15%, reflecting the disposal of a call centre business in Argentina in September. Asia, excluding Australia and New Zealand, grew at 13.6%, which was the same as the third quarter. Mainland China and India continued their strong growth with revenue up over 18% and almost 15% respectively in the final quarter. Other major markets in Asia also showed strong growth, including Korea, Singapore, Indonesia and more surprisingly Japan, driven by Ogilvy, GroupM and Kantar.

Net new billings of £3.001 billion ($4.802 billion) were won last year, reflecting a consistently high level of wins throughout the year. The Group was ranked first in all the new business league tables in 2010.

Revenue and operating profit by communications services sector and brand

The pattern of revenue growth also varied by communications services sector and brand. The table below gives details of revenue and revenue growth by communications services sector for 2010 (on a constant currency basis including the impact of acquisitions) as well as proportions of operating profits:

Communications services	Revenue as a % of Total Group		Revenue growth % +/(-) 10/09	Headline operating profit as a % of Total Group	Like-for-Like Revenue growth[1] % +/(-) 10/09

Advertising, Media Investment Management	39.9		7.0	46.4	7.1
Consumer Insight	26.2	[2]	4.4	19.2	3.9
Public Relations & Public Affairs	9.0		4.3	10.9	3.7
Branding & Identity, Healthcare & Specialist Communications	24.9		5.0	23.5	4.5

Total Group	100.0		5.6	100.0	5.3

[1]	Like-for-like growth excludes the impact of currency movements and acquisitions
[2]	Consumer insight gross margin as a percentage of Group gross margin is 20.9%

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By communications services sector, the Group’s advertising and media investment management businesses continued their strong growth, with constant currency revenues up 11.6% in the fourth quarter, the strongest quarterly growth in the year, with media investment management up over 17% and advertising up well over 7%.

The Group’s public relations and public affairs businesses also had their strongest quarter, with revenues up 5.6%, compared with 5.1% in the third quarter and 3.2% in the first half. Consumer insight also had a good quarter, with revenues up 5.3%, compared with 6.9% in the third quarter and 2.7% in the first half. The Group’s branding & identity, healthcare and specialist communications businesses (including direct, digital and interactive) grew by 7.3% on a constant currency basis, down slightly on the strong growth of 8.1% in the third quarter, but well ahead of the first half growth of 2.1%. However, on a like-for-like basis, revenues were up 7.2% in the fourth quarter compared with 7.1% in the third quarter, adjusting for the disposal of the call centre business mentioned above.

This continuing improvement was driven largely by our uniquely global direct, digital and interactive businesses, amongst others comprising OgilvyOne, with global revenues of over $800 million, VML and Wunderman, with global revenues over $900 million. OgilvyInteractive, VML and Wunderman are three of the seven worldwide “digital leaders”, according to the leading independent digital research firm. No other competitive group has more than one digital leader. The Group has also recently announced the launch of Possible Worldwide, a global interactive marketing agency, formed through the combination of award-winning WPP digital agencies Schematic, Bridge, BLUE and Quasar, with revenue of over $100 million, with 18 offices and 1,000 staff worldwide, and with operations in the United States, Europe, Asia, the Middle East and Africa.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenues grew by 7.0%, with like-for-like revenues up similarly at 7.1%. All of the Group’s four largest advertising networks finished the year strongly, with growth in our media investment management business over 13% in the year. Advertising showed sequential quarterly like-for-like growth in the last three quarters of 2010, following six quarters of decline. This strong revenue growth in 2010, together with the cost actions taken in 2009, resulted in the combined reported operating margin of this sector improving by approximately 1.5 margin points to 15.3%.

In 2010, Ogilvy & Mather Worldwide, JWT, Y&R Advertising, Grey and United generated net new billings of £829 million ($1.325 billion).

In the same year, GroupM, the Group’s media investment management company, which includes Mindshare, Mediaedge:cia, MediaCom and Maxus, generated net new billings of £1.534 billion ($2.455 billion). tenthavenue has been set-up as a separate “engagement network”, focused on out-of-home media, including Kinetic, Quisma and Spafax.

Consumer Insight

On a constant currency basis, consumer insight revenues grew 4.4%, with like-for-like revenues up similarly at 3.9%. Reported operating margins improved by 1.1 margin points to 9.7% (reported gross margin margins improved 1.5 margin points to 13.2%) as benefits resulting from the integration of TNS custom research and Research

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International and the other operations of both TNS and Kantar, in media, healthcare, retail and their related panel activities were realised.

Good performances were recorded by Millward Brown – especially Greenfield, MaPS and Dynamic Logic in the United States, Millward Brown Canada, at BPRI and Millward Brown in the United Kingdom, Italy, Germany, Switzerland, Portugal, Spain, Poland, East Africa and Impact in Africa, Argentina, Brazil, Colombia, Mexico, Australia, ACSR in China, India, Indonesia, Hong Kong, Malaysia and Korea; TNS – NFO in the United States, TNS in Canada, United Kingdom, SIFO in Sweden, TNS in Denmark, Norway, Finland, Italy, Spain, France, Czech Republic, the Middle East, South Africa, Egypt, Kenya, Argentina, Brazil, Chile, Mexico, Australia, Greater China, Indonesia, Thailand, Malaysia, India and Vietnam; Kantar Media (including Media Intelligence and TRAM) in Cymfony and Compete in the United States, Kantar Media in the United Kingdom, France, Spain, Sweden and Russia; Kantar Worldpanel in the United Kingdom, Ireland, France, Spain, Greece, the Middle East, Brazil, Mexico, the Andean region, Guatemala, Vietnam, the Philippines, Malaysia, Taiwan and Thailand; Kantar Health in the United States, the United Kingdom, France, Italy, Spain and Korea; Lightspeed Research in the United Kingdom, Australia and Hong Kong; Added Value in the United States, the United Kingdom, France, Italy, Spain and South Africa; Center Partners in the United States; Kantar Retail – in Glendinning in the United Kingdom, South Africa and Singapore, Kantar Retail and Red Magasin in the United States; IMRB in India and Kantar Research Japan.

Public Relations and Public Affairs

In constant currencies the Group’s public relations and public affairs businesses had a strong end to the year, with growth in quarter four at 5.6%, the highest quarter of the year. Operating margins rose by 0.5 margin points to 15.8%. Good performances were recorded by Burson-Marsteller Group, Dewey Square, BWR, Robinson Lerer & Montgomery and Public Strategies in the United States and Hering Schuppener in Germany.

Branding and Identity, Healthcare and Specialist Communications

The Group’s branding and identity, healthcare and specialist communications (including direct, digital and interactive) constant currency revenues grew by 5.0% in the year and 7.3% in the final quarter. There was a slight reduction on the third quarter, which was the result of the disposal of a call centre operation in Argentina and on a like-for-like basis revenue growth in the fourth quarter increased over quarter three. As mentioned above, the Group’s global direct, digital and interactive agencies grew strongly, with branding and identity up almost 11% in the final quarter, driven by strong performances at Fitch, Addison, Lambie-Nairn and Peclers. This service sector showed a strong recovery in reported operating margins, up 2.0 margin points to 12.4%.

Many companies performed well:

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in branding and identity – Landor in Chicago, London, Germany, Mexico, Australia, Mumbai and Singapore; The Brand Union in New York, Stockholm, Paris, Dubai, Greater China, Japan and Singapore; Fitch in the United States, London, Qatar, Mumbai and Singapore; Addison and The Partners in the United Kingdom and Peclers in Paris.

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in healthcare – Sudler & Hennessey – in New York, HealthAnswers and CMD in the United States, Mexico and China; ghg – IMS, Phase V, Avenue Grey, Vogel Farina, Osprey and Geoff Howe in the United States,

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ghg London and Darwin Grey in the United Kingdom, ghg Germany, Australia and Japan.

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in promotion and direct marketing – OgilvyOne – in New York, Neo@Ogilvy, Eicoff, Global Strategies, Leopard, OgilvyOne and Redworks Chicago, Neo@RMGConnect and The Lacek Group in the United States, Redworks Canada, OgilvyOne in the United Kingdom, Belgium, Denmark, Germany, the Netherlands, Portugal, Sweden, Switzerland, Mexico, China, India, Korea and Taiwan; Wunderman – in New York, Designkitchen, Detroit/Irvine, KBM Group, RTC, Seattle and ZAAZ in the United States, Blast Radius in Canada, Wunderman in the United Kingdom, Belgium, Denmark, Germany, Italy, the Netherlands, Spain, Hungary, Russia, Menacom in the Middle East, Aqua Online, Wunderman in South Africa, Argentina, Brazil, Mexico, Miami, Australia, China, India, Japan, Korea, Malaysia, Singapore, Taiwan and Thailand; G2 – in New York, Refinery, Chicago, MDS and Cincinnati in the United States, G2 and Data Dynamics in the United Kingdom, G2 Interactive Germany, G2 Brazil, Chile, Colombia, Mexico, Australia, Korea, Japan and RAMS in India.

•	in specialist communications – The Food Group and MJM in the United States, Metro and Headcount in the United Kingdom.

•	in digital – 24/7 Real Media, Quasar and Deliver.

Manufacturing

Revenues and profits at the Group’s manufacturing division were down slightly in 2010.

Balance sheet and cash flow

The unaudited preliminary Group consolidated balance sheet as at 31 December 2010 is attached in Appendix 1. Net debt averaged £3.056 billion in 2010, down £347 million from £3.403 billion in 2009 (at 2010 exchange rates). As at 31 December 2010, the Group’s net debt decreased by £752 million to £1.888 billion compared with £2.640 billion at 31 December 2009 and £3.068 billion at 31 December 2008, reflecting significant improvement in profitability and improved cash flows, despite client emphasis on improved liquidity, as well as effectiveness and efficiency. These net debt figures compare with a current equity market capitalisation of approximately £10.6 billion, giving a total enterprise value of approximately £12.5 billion, about 8.6 times headline EBITDA.

In 2010, operating profit before goodwill impairment, amortisation of acquired intangible assets, investment gains and losses and charges for non-cash based incentive plans was £1,244 million, capital expenditure £217 million, depreciation £210 million, tax paid £207 million, interest and similar charges paid £165 million and other net cash inflows of £37 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was therefore £902 million. This free cash flow was absorbed by £215 million in net acquisition payments and investments (£97 million on initial acquisition payments net of disposal proceeds and cash acquired and £118 million of earnout payments and loan note redemptions), share repurchases of £46 million and dividends of £201 million. This resulted in a net inflow of £440 million. An unaudited consolidated cash flow statement is included in Appendix 1.

In the first seven weeks of 2011, up until 18 February, the last date for which information was available prior to this announcement, net debt averaged £2.013 billion down £615 million versus £2.628 billion for the same period last year at 2011 exchange rates, again reflecting strong cash flows.

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Your Board continues to review ways of deploying its headline EBITDA (of over £1.4 billion or over $2.2 billion in 2010) and substantial free cash flow (of over £900 million or almost $1.4 billion) to enhance share owner value, by examining the alternatives of capital investment, mergers and acquisitions, share re-purchases and increased dividends. The average net debt to headline EBITDA at 31 December 2010 improved to 2.1 times, a year ahead of the schedule outlined at the time of the acquisition of TNS in October 2008. At the same time, it was announced that, for the following two years, acquisitions would be limited to approximately £100 million per annum, the Group’s share buy-back programme would target repurchases of up to 1% of the issued share capital per annum and dividend growth would be limited to up to 15% per annum, with the objective of using surplus cash generated to reduce debt, whilst the average net debt to headline EBITDA remained well above 2 times. This objective has, therefore, been achieved, largely, one year ahead of schedule.

Following the acquisition of TNS in October 2008, the Custom business of TNS has been combined with Research International and its other operations merged with several of the Kantar businesses to form Kantar Media, Kantar Worldpanel, Kantar Retail and Kantar Health. The integration has gone well and as a result of actions taken since acquisition, as at 31 December 2010, the Group achieved the revised merger benefits target of an annualised £60 million, as opposed to the original commitment of £52 million.

In 2010, the Group continued to make small to medium-sized acquisitions or investments in high growth geographical or functional areas. In 2010, acquisitions and increased equity stakes have been focused on advertising and media investment management in Canada, the United Kingdom, France, Germany, Poland, Israel, Brazil, Colombia, Hong Kong, India and Korea; on consumer insight in Poland, Hungary, Cyprus, Chile and Guatemala; on public relations and public affairs in the United Kingdom, Germany, Poland and Turkey; on direct, digital and interactive in the United States, the United Kingdom, Germany, Brazil, China and Singapore; and on healthcare in the United States, the United Kingdom and the Czech Republic. Valuations remain reasonable, particularly outside the United States, although some speculative froth does seem to have developed, particularly in digital in the United States and in some faster-growing markets, like Brazil, particularly as our competitors try to play catch-up.

Your Board continues to focus on examining the relative merits of dividends and share buy-backs and following the strong first half results, re-instituted an increase in dividend with a 15% increase in the first interim dividend, the upper limit committed to at the time of the TNS acquisition. Following the continued improvement in profitability during the second half of 2010, the Board recommends an increase in the second interim dividend of 15% to 11.82p per share.

Your Board has also undertaken a review of its dividend pay-out policy and consulted institutional share owners and analysts. It seems clear from this analysis that in current stock market conditions, many share owners favour consistent dividend growth and better dividend yields over share re-purchases. Given these views, your Board plans to increase the dividend pay-out ratio as a proportion of post-tax profits from the current level of approximately 30% to approximately 40% over the medium term, reducing the dividend cover from approximately three times to approximately two and one-half times. In 2010, 6.9 million ordinary shares, equivalent to 0.5% of the share capital, were purchased at a cost of £46.4 million and an average price of £6.73 per share.

Developments in 2010 and 2011

Including associates, the Group had over 146,000 full-time people in almost 2,400 offices in 107 countries at the year end. It services 336 of the Fortune Global 500

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companies, 29 of the Dow Jones 30, 61 of the Nasdaq 100, 35 of the Fortune e-50, and 708 national or multi-national clients in three or more disciplines. 467 clients are served in four disciplines and these clients account for over 57% of Group revenues. The Group also works with over 347 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. The Group estimates that over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. New integration mechanisms, sensitive to global and local opportunities, including WPP global client leaders for our top 30 clients (which account for one third or $5 billion of revenues) and country managers, continue to be developed. There is an increasing number of major client creative and integration opportunities at a Group level. The Group continues to be extremely successful in most, if not all, of the integrated marketing competitions that clients are increasingly initiating. These opportunities range from the creation of teams across the Group to the integration of various operating units and to the creation of individually tailored agencies to meet clients’ needs. The Group’s integration record continues to lead its competitors by a considerable distance.

Future prospects

2011 like-for-like revenue growth looks as though it should be similar to how 2010 actually turned out, as long as we have our budgets right. The final budget figures indicate continued growth of 5% over last year’s actual numbers. Budget optimism in 2009, was replaced by pessimism in 2010. Perhaps the 2011 budgets will finally reflect realism.

However, the pattern of revenue growth looks as though it will be slightly different, with the balance of growth shifting from the West to the East to China and India, to the South to Brazil and Latin America and to the South-East to Africa and, functionally, to media investment management, digital media and data analytics and the application of technology. The shift to the East applies even in Europe itself, as the strong man of Europe, Germany, forms a strong axis with Poland, relatively untouched by the recession and Russia, blessed with vast, increasingly valuable energy resources.

Clients seem to be increasingly focused on expansion in the faster-growing markets and cost containment and caution in the West. So far this strategy has paid off, with corporate profitability at record highs. Worries remain around Euro-contagion and the lack of willingness, at least in front of a United States Presidential election in 2012, to tackle United States deficit reduction. An additional concern has also developed in recent weeks over developments in Tunisia, Egypt, Bahrain, Libya and the implications for other countries such as Jordan or Saudi Arabia. As a point of reference, the Middle-East accounts for about 1.7% or $300 million of our approximately $16 billion of revenues forecast by analysts. However, despite these concerns and commodity price inflation and high levels of unemployment, particularly amongst the youth, forecasts for global GDP growth remain around 4% and media growth forecasts, including by our own GroupM, around the same level or even greater, as advertising and marketing spending picks up from depressed levels in mature markets and grows aggressively in relatively under-advertised, faster growth markets - almost a double-whammy.

Prospects for 2012 also feel good, particularly as the US Presidential election, the London Olympics and the UEFA European Football Championships should add 1-2% to global advertising and marketing growth rates, as usual in a maxi-quadrennial year. The problems may well come, however, in 2013 or late 2012, as the newly re-elected or

WPP/page 12

elected American President wrestles with a ballooning deficit - unless the bond markets lose patience before then.

Operating margins for 2011 are targeted to rise 0.5 margin points to 13.7%, in line with our revised targets of 13.7% for 2011 and 14.2% for 2012, with a long-term objective of 18.3%, equivalent to 19.0% pre-TNS.

The strong finish to 2010 has continued into 2011, with like-for-like revenues in January 2011 up over 8%. Geographically, we are seeing stronger growth in both Asia and Latin America and with the United States remaining strong. By sector, advertising and media investment management also remain strong with our direct, digital and interactive businesses also up strongly and consumer insight up too. These trends are broadly in line with our budgets, which also indicate a stronger first half, understandable given easier 2010 first half comparatives and our usual quarter four conservative forecasting.

In the long-term, the outlook for the advertising and marketing services industry appears favourable. Overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the need to influence retail distribution, the growth in government spending and the new focus on corporate responsibility issues such as climate change, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly. Moreover, the continuing growth of the BRICs, Next 11 and other faster-growing geographical markets, will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – along with the growth of “new-BRICs” such as Vietnam, Pakistan, Indonesia, Bangladesh, Colombia and Mexico. Advertising and marketing services expenditure as a proportion of GDP has started to resume its growth, although in these relatively low inflationary times, where our clients have limited pricing power, we are committed to working with our clients and their procurement departments, to improve the effectiveness and efficiency of their spending and investments.

Given these short-term and long-term trends, your Company believes it has the correct strategic priorities – new markets, new media and consumer insight – and a focus on not only strategic planning, creative execution and distribution, but also on both the application of technology and analysis of data, to the benefit of our clients and people. Also, given the fact that we are already close to achieving our objectives of one-third of our revenues coming from new markets and new media, we are now raising both objectives to 35-40%, to be achieved by a mixture of organic and acquisition growth. Given the significant growth of new media in the new markets and our strong penetration of both, the overlap between the two functional areas is approximately 20% of each.

Incentive plans for 2011 will place increased emphasis on revenue growth and operating margins in conjunction with operating profit growth, although objectives will continue to include qualitative Group objectives, including co-ordination, talent management and succession planning.

The Group remains committed to its six operating objectives – to continue to raise operating margins to the levels of the best-performing competition; to continue to increase flexibility in the cost structure; to improve total share owner return by maximising the return on investment on the Company’s free cash flow; to continue to enhance the value added by the parent company and build unique integrated marketing approaches for clients; to continue to place greater emphasis on revenue growth; and, finally to improve still further the quality of our creative output. On the last objective, pleasing progress was made last year as the Group amassed the second largest points

WPP/page 13

tally at the annual advertising and marketing services festival in Cannes for the second year in a row and narrowed the gap to first place (please see our website, www.wpp.com, for detailed, accurate calculations). Our objective is to achieve first place. Our performance in the Gunn Report, even on an accurately calculated weighted basis, is the same.

Time to give thanks

We entered 2010 with fingers crossed. There were few certainties. Little could be taken for granted.

But in one under-recognised sense, the advertising and marketing services industry is relatively well-placed to survive and prosper in uncertain times. Not because it’s recession-proof – far from it – but because of its very nature.

Every WPP company works in a fiercely competitive sector. Clients have an enviable range of specialist advisers from whom to choose. Client retention demands eternal vigilance and innovation. No agency can expect yesterday’s contribution, however valuable, to guarantee security for tomorrow. To remain successful in marketing services, agencies need to be alert to change – indeed, to instigate change - and be among the first to take advantage of it. They need professionals with open and inventive minds – always ready to challenge the status quo and work out ways of doing things better.

These are all qualities that our companies need even in the best of times. So they are, in a real sense, better rehearsed than most when turbulence strikes. Looking back now at 2010, it’s clear that our companies employed those inherent skills to remarkable effect; not only to survive and prosper but even to achieve market share gains against almost all criteria.

So it’s entirely proper that we should close this report with a note of recognition and deep gratitude to our companies and all their people. It is thanks to their creativity – in all its many senses – that the numbers we are able to report today are as gratifying as they are.

Further information:

Sir Martin Sorrell	)
Paul Richardson	)	(+44) 20 7408 2204
Feona McEwan	)

Fran Butera		(+1) 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

WPP/page 14

Appendix 1

WPP PLC

Preliminary results for the year ended 31 December 2010

Unaudited preliminary consolidated income statement for the year ended 31 December 2010

	Notes	2010	2009		Constant Currency[1]

		£m	£m	+/(-)%	+/(-)%

Billings		42,683.6	37,919.4	12.6	10.4

Revenue	6	9,331.0	8,684.3	7.4	5.6

Direct costs		(770.5)	(703.6)	(9.5)	(7.7)

Gross profit		8,560.5	7,980.7	7.3	5.4

Operating costs	4	(7,587.5)	(7,219.0)	(5.1)	(3.5)

Operating profit		973.0	761.7	27.7	23.2

Share of results of associates	4	55.2	57.0	(3.2)	(13.9)

Profit before interest and taxation		1,028.2	818.7	25.6	20.6

Finance income	5	81.7	150.4	(45.7)	(47.8)

Finance costs	5	(276.8)	(355.4)	22.1	22.5

Revaluation of financial instruments	5	18.2	48.9	(62.8)	(62.8)

Profit before taxation		851.3	662.6	28.5	21.9

Taxation	7	(190.3)	(155.7)	(22.2)	(16.1)

Profit for the year		661.0	506.9	30.4	23.7

Attributable to:

Equity holders of the parent		586.0	437.7	33.9	26.7

Non-controlling interests		75.0	69.2	(8.4)	(4.6)

		661.0	506.9	30.4	23.7

Headline PBIT	6,19	1,228.7	1,017.2	20.8	16.8

Headline PBIT margin	19	13.2%	11.7%

Headline PBT	19	1,033.6	812.2	27.3	22.0

Reported earnings per share[2]

Basic earnings per ordinary share	9	47.5p	35.9p	32.3	25.2

Diluted earnings per ordinary share	9	45.9p	35.3p	30.0	23.2

[1]	The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.
[2]	The calculations of the Group’s Reported earnings per share and Headline earnings per share are set out in note 9.

WPP/page 15

WPP PLC

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2010

	2010	2009
	£m	£m

Profit for the year	661.0	506.9

Exchange adjustments on foreign currency net investments	156.3	(155.6)

Loss on revaluation of available for sale investments	(59.8)	(13.5)

Actuarial loss on defined benefit pension schemes	(0.4)	(7.2)

Deferred tax on defined benefit pension schemes	0.2	(4.4)

Other comprehensive income/(loss) relating to the year	96.3	(180.7)

Total comprehensive income relating to the year	757.3	326.2

Attributable to:

Equity holders of the parent	672.6	270.4

Non-controlling interests	84.7	55.8

	757.3	326.2

WPP/page 16

WPP PLC

Unaudited preliminary consolidated cash flow statement for the year ended 31 December 2010

	Notes	2010	2009
		£m	£m

Net cash inflow from operating activities	10	1,361.2	818.8

Investing activities

Acquisitions and disposals	10	(200.1)	(118.4)

Purchase of property, plant and equipment		(190.5)	(222.9)

Purchase of other intangible assets (incl. capitalised computer software)		(27.0)	(30.4)

Proceeds on disposal of property, plant and equipment		7.6	9.2

Net cash outflow from investing activities		(410.0)	(362.5)

Financing activities

Share option proceeds		42.7	4.1

Cash consideration for non-controlling interests	10	(15.1)	(26.4)

Share repurchases and buybacks	10	(46.4)	(9.5)

Net increase/(decrease) in borrowings	10	19.8	(426.3)

Financing and share issue costs		(3.5)	(18.8)

Equity dividends paid		(200.4)	(189.8)

Dividends paid to non-controlling interests in subsidiary undertakings		(66.7)	(63.0)

Net cash outflow from financing activities		(269.6)	(729.7)

Net increase/(decrease) in cash and cash equivalents		681.6	(273.4)

Translation differences		82.2	(98.7)

Cash and cash equivalents at beginning of year		946.0	1,318.1

Cash and cash equivalents at end of year	10	1,709.8	946.0

Reconciliation of net cash flow to movement in net debt:

Net increase/(decrease) in cash and cash equivalents		681.6	(273.4)

Cash (inflow)/outflow from (increase)/decrease in debt financing		(16.3)	445.1

Other movements		(17.7)	35.1

Translation difference		104.4	220.4

Movement of net debt in the year		752.0	427.2

Net debt at beginning of year		(2,640.4)	(3,067.6)

Net debt at end of year	11	(1,888.4)	(2,640.4)

WPP/page 17

WPP PLC

Unaudited preliminary consolidated balance sheet as at 31 December 2010

	Notes	2010	2009
		£m	£m

Non-current assets

Intangible assets:

Goodwill	12	9,106.3	8,697.5

Other	13	1,904.5	2,000.7

Property, plant and equipment		708.4	680.5

Interests in associates		792.1	729.3

Other investments		173.7	294.6

Deferred tax assets		79.1	67.5

Trade and other receivables	14	323.5	286.1

		13,087.6	12,756.2

Current assets

Inventory and work in progress		366.0	306.7

Corporate income tax recoverable		82.9	73.0

Trade and other receivables	14	8,843.4	7,548.9

Cash and short-term deposits		1,965.2	1,666.7

		11,257.5	9,595.3

Current liabilities

Trade and other payables	15	(11,703.6)	(9,774.0)

Corporate income tax payable		(115.8)	(71.6)

Bank overdrafts and loans		(255.4)	(720.7)

		(12,074.8)	(10,566.3)

Net current liabilities		(817.3)	(971.0)

Total assets less current liabilities		12,270.3	11,785.2

Non-current liabilities

Bonds and bank loans		(3,598.2)	(3,586.4)

Trade and other payables	16	(388.6)	(423.3)

Corporate income tax payable		(481.8)	(485.5)

Deferred tax liabilities		(750.7)	(809.6)

Provisions for post-employment benefits		(241.5)	(251.8)

Provisions for liabilities and charges		(161.6)	(152.9)

		(5,622.4)	(5,709.5)

Net assets		6,647.9	6,075.7

Equity

Called-up share capital	17	126.4	125.6

Share premium account		54.5	12.6

Shares to be issued		3.1	5.5

Other reserves		(3,954.0)	(4,044.9)

Own shares		(144.8)	(154.0)

Retained earnings		10,361.4	9,949.2

Equity share owners’ funds		6,446.6	5,894.0

Non-controlling interests		201.3	181.7

Total equity		6,647.9	6,075.7

WPP/page 18

WPP PLC

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2010

	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2009	125.5	8.6	8.7	(3,888.3)	(189.8)	9,697.5	5,762.2	197.6	5,959.8
Ordinary shares issued	0.1	4.0	(1.7)	0.8	—	0.3	3.5	—	3.5
Exchange adjustments on foreign currency net investments	—	—	—	(142.2)	—	—	(142.2)	(13.4)	(155.6)

Net profit for the year	—	—	—	—	—	437.7	437.7	69.2	506.9

Dividends paid	—	—	—	—	—	(189.8)	(189.8)	(63.0)	(252.8)

Transfer from goodwill	—	—	(1.5)	—	—	—	(1.5)	—	(1.5)
Non-cash share-based incentive plans (including stock options)	—	—	—	—	—	54.9	54.9	—	54.9
Net movement in own shares held by ESOP Trusts	—	—	—	—	45.3	(45.3)	—	—	—
Treasury shares additions	—	—	—	—	(9.5)	—	(9.5)	—	(9.5)
Actuarial loss on defined benefit schemes	—	—	—	—	—	(7.2)	(7.2)	—	(7.2)
Deferred tax on defined benefit pension schemes	—	—	—	—	—	(4.4)	(4.4)	—	(4.4)
Loss on revaluation of available for sale investments	—	—	—	(13.5)	—	—	(13.5)	—	(13.5)
Equity component of convertible bonds (net of deferred tax)	—	—	—	34.7	—	—	34.7	—	34.7
Recognition/remeasurement of financial instruments	—	—	—	(36.4)	—	5.5	(30.9)	—	(30.9)

Acquisition of subsidiaries	—	—	—	—	—	—	—	(8.7)	(8.7)

Balance at 31 December 2009	125.6	12.6	5.5	(4,044.9)	(154.0)	9,949.2	5,894.0	181.7	6,075.7
Ordinary shares issued	0.8	41.9	(2.4)	1.2	—	0.9	42.4	—	42.4
Exchange adjustments on foreign currency net investments	—	—	—	146.6	—	—	146.6	9.7	156.3

Net profit for the year	—	—	—	—	—	586.0	586.0	75.0	661.0

Dividends paid	—	—	—	—	—	(200.4)	(200.4)	(66.7)	(267.1)
Non-cash share-based incentive plans (including stock options)	—	—	—	—	—	70.4	70.4	—	70.4
Tax adjustment on share-based payments	—	—	—	—	—	21.1	21.1	—	21.1
Net movement in own shares held by ESOP Trusts	—	—	—	—	9.2	(55.6)	(46.4)	—	(46.4)
Actuarial loss on defined benefit schemes	—	—	—	—	—	(0.4)	(0.4)	—	(0.4)
Deferred tax on defined benefit pension schemes	—	—	—	—	—	0.2	0.2	—	0.2
Loss on revaluation of available for sale investments	—	—	—	(59.8)	—	—	(59.8)	—	(59.8)
Recognition/remeasurement of financial instruments	—	—	—	2.9	—	0.9	3.8	—	3.8

Acquisition of subsidiaries	—	—	—	—	—	(10.9)	(10.9)	1.6	(9.3)

Balance at 31 December 2010	126.4	54.5	3.1	(3,954.0)	(144.8)	10,361.4	6,446.6	201.3	6,647.9

Total comprehensive income relating to the year ended 31 December 2010 was £757.3 million (2009: £326.2 million).

WPP/page 19

WPP PLC

Notes to the unaudited preliminary consolidated financial statements

1.	Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB), and with the accounting policies of the Group which were set out on pages 145 to 151 of the 2009 Annual Report and Accounts. No changes have been made to the Group’s accounting policies in the year ended 31 December 2010 other than the adoption of IFRS 3 (revised) Business Combinations and IAS 27 (revised) Consolidated and Separate Financial Statements.

The main impact of these revised standards on the unaudited preliminary consolidated financial statements for the year ended 31 December 2010 was as follows:

•

In the year to 31 December 2010, acquisition-related costs have been recognised as an operating cost in the income statement whereas previously they were capitalised. Prior periods have not been restated as this change in accounting is required to be applied prospectively from 1 January 2010;

•	The term “minority interest” has been changed to “non-controlling interest”;

•

Equity interests held prior to control being obtained are re-measured to fair value at the acquisition date, with any resulting gain or loss recognised in the income statement. The Group excludes such gains or losses from headline profits;

•

Changes in ownership interest in a subsidiary that does not result in a change of control are treated as transactions among equity holders and are reported within equity shareowners’ funds. No gain or loss is recognised on such transactions and goodwill is not re-measured; and

•

Cash consideration for non-controlling interests is classified as a financing activity rather than an investing activity in the cash flow statement. Prior periods have been restated accordingly as this change in disclosure is required to be applied retrospectively.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Company’s 2010 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company’s website.

Statutory Information

The financial information for the years ended 31 December 2010 and 2009 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2009 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2010 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s General Meeting. The audit report for the year ended 31 December 2010 has yet to be signed.

The announcement of the preliminary results was approved by the board of directors on 4 March 2011.

WPP/page 20

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

3.	Currency conversion

The 2010 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.5461 to the pound (2009: US$1.5667) and €1.1664 to the pound (2009: €1.1233). The unaudited preliminary consolidated balance sheet as at 31 December 2010 has been prepared using the exchange rates on that day of US$1.5591 to the pound (2009: US$1.6148) and €1.1665 to the pound (2009: €1.1269).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

4.	Operating costs and share of results of associates

	2010	2009
	£m	£m

Total staff costs	5,438.7	5,117.0

Establishment costs	659.2	691.6

Other operating costs	1,489.6	1,410.4

Total operating costs	7,587.5	7,219.0

Other operating costs include:

	2010	2009
	£m	£m

Amortisation and impairment of acquired intangible assets	170.5	172.6

Goodwill impairment	10.0	44.3

Gains on disposal of investments	(4.1)	(31.1)

Gains on re-measurement of equity interest on acquisition of controlling interest	(13.7)	—

Investment write-downs	37.5	11.1

The goodwill impairment charge of £10.0 million (2009: £44.3 million) relates to a number of under-performing businesses in the Group, of which £1.7 million (2009: £22.7 million) is in relation to associates. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill. Investment write-downs of £37.5 million (2009: £11.1 million) relate to certain non-core minority investments in the US and Continental Europe where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

Operating profit includes credits totalling £16.5 million (2009: £19.4 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2009.

Share of results of associates include:

	2010	2009
	£m	£m

Share of profit before interest and taxation	86.0	86.3

Share of exceptional losses	(0.3)	(1.6)

Share of interest and non-controlling interests	(2.7)	(0.7)

Share of taxation	(27.8)	(27.0)

	55.2	57.0

WPP/page 21

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

5.	Finance income, finance costs and revaluation of financial instruments

Finance income includes:

	2010	2009
	£m	£m

Expected return on pension scheme assets	30.6	28.7

Income from available for sale investments	9.3	10.2

Interest income	41.8	111.5

	81.7	150.4

Finance costs include:

	2010	2009
	£m	£m

Interest on pension scheme liabilities	45.9	46.1

Interest on other long-term employee benefits	1.9	1.3

Interest payable and similar charges	229.0	308.0

	276.8	355.4

Revaluation of financial instruments include:

	2010	2009
	£m	£m

Movements in fair value of treasury instruments	21.8	8.4

Revaluation of put options over non-controlling interests	(3.6)	15.3

Gains on termination of hedge accounting on repayment of TNS debt	—	25.2

	18.2	48.9

WPP/page 22

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

	2010	2009[1]
	£m	£m

Revenue

Advertising and Media Investment Management	3,733.3	3,420.5

Consumer Insight	2,430.2	2,297.1

Public Relations & Public Affairs	844.5	795.7

Branding & Identity, Healthcare and Specialist Communications	2,323.0	2,171.0

	9,331.0	8,684.3

Headline PBIT[2]

Advertising and Media Investment Management	573.0	472.8

Consumer Insight	234.8	196.9

Public Relations & Public Affairs	133.1	122.1

Branding & Identity, Healthcare and Specialist Communications	287.8	225.4

	1,228.7	1,017.2

Headline PBIT margin	%	%

Advertising and Media Investment Management	15.3	13.8

Consumer Insight	9.7	8.6

Public Relations & Public Affairs	15.8	15.3

Branding & Identity, Healthcare and Specialist Communications	12.4	10.4

	13.2	11.7

[1]

2009 comparatives have been restated to reflect the transfer of certain revenues of RMG from Branding & Identity, Healthcare and Specialist Communications to Advertising and Media Investment Management. PBIT comparatives have not been restated as the impact was insignificant.

[2]	Headline PBIT is defined in note 19.

WPP/page 23

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

	2010	2009
	£m	£m

Revenue

United Kingdom	1,087.6	1,029.0

North America[2]	3,299.8	3,010.0

Western Continental Europe[3]	2,325.3	2,327.8

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,618.3	2,317.5

	9,331.0	8,684.3

Headline PBIT[1]

United Kingdom	147.9	131.5

North America[2]	484.6	397.9

Western Continental Europe[3]	221.6	193.4

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	374.6	294.4

	1,228.7	1,017.2

Headline PBIT margin	%	%

United Kingdom	13.6	12.8

North America[2]	14.7	13.2

Western Continental Europe[3]	9.5	8.3

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	14.3	12.7

	13.2	11.7

[1]	Headline PBIT is defined in note 19.
[2]	North America includes the US with revenue of £3,097.9 million (2009: £2,835.8 million) and headline PBIT of £448.7 million (2009: £370.9 million).
[3]	Western Continental Europe includes Ireland with revenue of £37.4 million (2009: £43.4 million) and headline PBIT of £2.0 million (2009: £3.9 million).

WPP/page 24

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Taxation

The effective tax rate on Headline PBT1, excluding the impact of the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items, was 22.0% (2009: 23.8%). The effective tax rate on Reported PBT was 22.4% (2009: 23.5%).

The tax charge comprises:

	2010	2009
	£m	£m

Current tax

Current year	276.2	209.8

Prior years	(1.0)	(1.7)

Total current tax	275.2	208.1

Deferred tax

Credit for the year	(47.4)	(15.1)

Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(37.5)	(37.3)

Total deferred tax	(84.9)	(52.4)

Tax charge	190.3	155.7

[1]	Headline PBT is defined in note 19.

8.	Ordinary dividends

The Board has recommended a second interim dividend of 11.82p (2009: 10.28p) per ordinary share in addition to the first interim dividend of 5.97p (2009: 5.19p) per share. This makes a total for the year of 17.79p (2009: 15.47p). Payment of the second interim dividend of 11.82p per ordinary share will be made on 4 July 2011 to holders of ordinary shares in the Company on 3 June 2011. Subject to share owner approval at the Company’s General Meeting, the Board also proposes to put in place a scrip dividend scheme which will enable share owners to elect to receive new fully paid ordinary shares in the Company instead of cash dividends, commencing with the second interim dividend for 2010. Details of the scrip dividend scheme, including the election date for the proposed scrip dividend alternative in respect of the second interim dividend for 2010, will be sent to share owners in due course together with the notice of the Company’s General Meeting.

Income access share arrangements continue to apply to dividends paid by the Group. The mechanics of the income access share arrangements mean that the Company will declare a second interim rather than a final dividend. The Board has no plans to announce any additional dividend in respect of the year ended 31 December 2010.

Share owners who hold more than 100,000 shares and who wish to receive their dividend from a UK source must make an election to do so. Share owners who held 100,000 or fewer WPP ordinary shares on the date of admission of the Company’s shares to the London Stock Exchange or (if later) on the first dividend record date after they became share owners in the Company, will be automatically deemed to have elected to receive a UK-sourced dividend. All elections remain in force indefinitely unless revoked. Unless share owners have made, or are deemed to have made, an election under the Dividend Access Plan, their dividend will be paid from an Irish source and will be taxed accordingly.

WPP/page 25

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

9.	Earnings per share

Basic EPS

The calculation of basic Reported and Headline EPS is as follows:

	2010	2009	+/(-)%	Constant Currency +/(-)%

Reported earnings[1] (£m)	586.0	437.7

Headline earnings (£m) (note 19)	730.8	550.0

Average shares used in Basic EPS calculation (m)	1,233.1	1,218.7

Reported EPS	47.5p	35.9p	32.3	25.2

Headline EPS	59.3p	45.1p	31.5	25.8

[1]	Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted Reported and Headline EPS is set out below:

	2010	2009	+/(-)%	Constant Currency +/(-)%

Diluted Reported earnings (£m)	614.3	437.7

Diluted Headline earnings (£m)	759.1	550.0

Shares used in diluted EPS calculation (m)	1,339.0	1,238.2

Diluted Reported EPS	45.9p	35.3p	30.0	23.2

Diluted Headline EPS	56.7p	44.4p	27.7	22.5

Diluted EPS has been calculated based on the Reported and Headline Earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due in 2014. For the year ended 31 December 2010 these convertible bonds were dilutive and earnings were consequently increased by £28.3 million for the purpose of the calculation of diluted earnings. For the year ended 31 December 2009 these convertible bonds were accretive to earnings and therefore excluded from this calculation.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2010	2009
	m	m

Average shares used in Basic EPS calculation	1,233.1	1,218.7

Dilutive share options outstanding	6.7	2.1

Other potentially issuable shares	22.7	17.4

£450 million 5.75% convertible bonds	76.5	—

Shares used in Diluted EPS calculation	1,339.0	1,238.2

At 31 December 2010 there were 1,264,391,221 (2009: 1,256,491,314) ordinary shares in issue.

WPP/page 26

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 16:

Net cash inflow from operating activities:

	2010	2009

	£m	£m
Profit for the year	661.0	506.9
Taxation	190.3	155.7
Revaluation of financial instruments	(18.2)	(48.9)
Finance costs	276.8	355.4
Finance income	(81.7)	(150.4)
Share of results of associates	(55.2)	(57.0)

Operating profit	973.0	761.7
Adjustments for:
Non-cash share-based incentive plans (including share options)	70.4	54.9
Depreciation of property, plant and equipment	184.9	195.3
Goodwill impairment	10.0	44.3
Amortisation and impairment of acquired intangible assets	170.5	172.6
Amortisation of other intangible assets	25.4	30.5
Investment write-downs	37.5	11.1
Gains on disposal of investments	(4.1)	(31.1)
Gains on re-measurement of equity interest on acquisition of controlling interest	(13.7)	—
Losses on sale of property, plant and equipment	0.7	0.4

Operating cash flow before movements in working capital and provisions	1,454.6	1,239.7
Movements in working capital and provisions	225.5	(102.1)

Cash generated by operations	1,680.1	1,137.6
Corporation and overseas tax paid	(207.4)	(216.6)
Interest and similar charges paid	(219.7)	(248.7)
Interest received	50.7	99.6
Investment income	4.2	1.4
Dividends received from associates	53.3	45.5

	1,361.2	818.8

Acquisitions and disposals:

	2010	2009

	£m	£m
Initial cash consideration	(138.6)	(35.4)
Cash and cash equivalents acquired (net)	57.0	1.3
Earnout payments	(113.3)	(81.5)
Loan note redemptions	(5.1)	—
Purchase of other investments (including associates)	(23.8)	(53.3)
Proceeds on disposal of investments	23.7	50.5

Acquisitions and disposals	(200.1)	(118.4)
Cash consideration for non-controlling interests	(15.1)	(26.4)

Net acquisition payments and investments	(215.2)	(144.8)

WPP/page 27

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows (continued)

Share repurchases and buybacks:

	2010	2009
	£m	£m

Purchase of own shares by ESOP trust	(46.4)	—

Shares purchased into treasury	—	(9.5)

	(46.4)	(9.5)

Net increase/(decrease) in borrowings:

	2010	2009
	£m	£m

Increase/(decrease) in drawings on bank loans	19.8	(1,068.0)

Proceeds from issue of £450 million 5.75% convertible bonds due May 2014	—	450.0

Proceeds from issue of $600 million 8.0% bonds due September 2014	—	367.4

Repayment of TNS debt	—	(175.7)

	19.8	(426.3)

Cash and cash equivalents:

	2010	2009
	£m	£m

Cash at bank and in hand	1,877.1	1,570.5

Short-term bank deposits	88.1	96.2

Overdrafts[1]	(255.4)	(720.7)

	1,709.8	946.0

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

11.	Net debt

	2010	2009
	£m	£m

Cash and short-term deposits	1,965.2	1,666.7

Bank loans and overdrafts due within one year	(255.4)	(720.7)

Corporate bond and loans due after one year	(3,598.2)	(3,586.4)

	(1,888.4)	(2,640.4)

WPP/page 28

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £408.8 million (2009: decreased by £395.7 million) in the year. This movement includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings increased by £27.1 million (2009: £18.3 million) in the year.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled £275.3 million (2009: £262.2 million). Earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. An analysis of movements on deferred and earnout obligations is shown in note 16.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed during the year or between 31 December 2010 and the date these preliminary financial statements were approved.

13.	Other intangible assets

The following are included in other intangibles:

	2010	2009
	£m	£m

Brands with an indefinite useful life	1,053.7	1,013.2

Acquired intangibles	781.7	919.5

Other (including capitalised computer software)	69.1	68.0

	1,904.5	2,000.7

14.	Trade and other receivables

Amounts falling due within one year:

	2010	2009
	£m	£m

Trade receivables	6,280.6	5,301.1

VAT and sales taxes recoverable	72.1	81.6

Other debtors	870.2	738.5

Prepayments and accrued income	1,620.5	1,427.7

	8,843.4	7,548.9

WPP/page 29

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

14.	Trade and other receivables (continued)

Amounts falling due after more than one year:

	2010	2009

	£m	£m

Other debtors	124.1	97.5

Fair value of derivatives	193.8	182.8

Prepayments and accrued income	5.6	5.8

	323.5	286.1

15.	Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2010	2009
	£m	£m

Trade payables	7,701.1	6,432.7

Deferred income	1,075.9	910.9

Payments due to vendors	207.4	121.6

Liabilities in respect of put option agreements with vendors	136.9	108.3

Other creditors and accruals	2,582.3	2,200.5

	11,703.6	9,774.0

16.	Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2010	2009
	£m	£m

Payments due to vendors	67.9	140.6

Liabilities in respect of put option agreements with vendors	34.1	59.9

Fair value of derivatives	127.7	82.9

Other creditors and accruals	158.9	139.9

	388.6	423.3

The following table sets out the directors’ best estimates of future deferred and earnout related obligations:

	2010	2009
	£m	£m

Within one year	207.4	121.6

Between 1 and 2 years	39.6	93.6

Between 2 and 3 years	12.1	39.5

Between 3 and 4 years	4.3	5.1

Between 4 and 5 years	4.1	2.4

Over 5 years	7.8	—

	275.3	262.2

WPP/page 30

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

16.	Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out the movements of deferred and earnout related obligations during the year:

2010

£m

At the beginning of the year	262.2

Earnouts paid	(113.3)

Revised estimates	82.0

New acquisitions	32.8

Foreign exchange impact	11.6

At the end of the year	275.3

The Group does not consider there to be any material contingent liabilities as at 31 December 2010.

17.	Issued share capital – movement in the year

	2010	2009

Number of equity ordinary shares	m	m

At the beginning of the year	1,256.5	1,255.3

Exercise of share options	7.9	1.2

At the end of the year	1,264.4	1,256.5

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for either year presented.

WPP/page 31

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to

Headline PBIT for the year ended 31 December 2010

	2010	2009
	£m	£m

Profit before interest and taxation	1,028.2	818.7

Amortisation and impairment of acquired intangible assets	170.5	172.6

Goodwill impairment	10.0	44.3

Gains on disposal of investments	(4.1)	(31.1)

Gains on re-measurement of equity interest on acquisition of controlling interest	(13.7)	—

Investment write-downs	37.5	11.1

Share of exceptional losses of associates	0.3	1.6

Headline PBIT	1,228.7	1,017.2

Finance income	81.7	150.4

Finance costs	(276.8)	(355.4)

	(195.1)	(205.0)

Interest cover on Headline PBIT	6.3 times	5.0 times

Calculation of Headline EBITDA

	2010	2009
	£m	£m

Headline PBIT (as above)	1,228.7	1,017.2

Depreciation of property, plant and equipment	184.9	195.3

Amortisation of other intangible assets	25.4	30.5

Headline EBITDA	1,439.0	1,243.0

WPP/page 32

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of profit before taxation to Headline PBT

and Headline earnings for the year ended 31 December 2010

	2010	2009
	£m	£m

Profit before taxation	851.3	662.6

Amortisation and impairment of acquired intangible assets	170.5	172.6

Goodwill impairment	10.0	44.3

Gains on disposal of investments	(4.1)	(31.1)

Gains on re-measurement of equity interest on acquisition of controlling interest	(13.7)	—

Investment write-downs	37.5	11.1

Share of exceptional losses of associates	0.3	1.6

Revaluation of financial instruments	(18.2)	(48.9)

Headline PBT	1,033.6	812.2

Taxation (excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items)	(227.8)	(193.0)

Non-controlling interests	(75.0)	(69.2)

Headline earnings	730.8	550.0

Ordinary dividends	200.4	189.8

Dividend cover on Headline earnings	3.6 times	2.9 times

Headline PBIT margins before and after share of results of associates

	Margin (%)	2010	Margin (%)	2009
		£m		£m

Revenue		9,331.0		8,684.3

Headline PBIT	13.2	1,228.7	11.7	1,017.2

Share of results of associates (excluding exceptional losses)		55.5		58.6

Headline PBIT excluding share of results of associates	12.6	1,173.2	11.0	958.6

WPP/page 33

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of free cash flow for the year ended 31 December 2010

	2010	2009
	£m	£m

Cash generated by operations	1,680.1	1,137.6

Plus:

Interest received	50.7	99.6

Investment income	4.2	1.4

Dividends received from associates	53.3	45.5

Share option proceeds	42.7	4.1

Proceeds on disposal of property, plant and equipment	7.6	9.2

Less:

Interest and similar charges paid	(219.7)	(248.7)

Purchase of property, plant and equipment	(190.5)	(222.9)

Purchase of other intangible assets (including capitalised computer software)	(27.0)	(30.4)

Corporation and overseas tax paid	(207.4)	(216.6)

Dividends paid to non-controlling interests in subsidiary undertakings	(66.7)	(63.0)

Movements in working capital and provisions	(225.5)	102.1

Free Cash Flow	901.8	617.9

WPP/page 34

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

20.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2010, the Group has access to £4.7 billion of committed bank facilities with maturity dates spread over the years 2011 to 2020 as illustrated below:

		Maturity by year
		2011	2012	2013	2014	2015	2016	2017	2018+
	£m	£m	£m	£m	£m	£m	£m	£m	£m

£ bonds £200m (6.375% ’20)	200.0								200.0

£ bonds £400m (6.0% ’17)	400.0							400.0

Eurobonds €750m (6.625% ’16)	642.9						642.9

Eurobonds €500m (5.25% ’15)	428.6					428.6

£450m convertible bonds (5.75% ’14)	450.0				450.0

US bond $650m (5.875% ’14)	416.9				416.9

US bond $600m (8.0% ’14)	384.8				384.8

Eurobonds €600m (4.375% ’13)	514.4			514.4

Bank revolver $1,600m	1,026.2		1,026.2

TNS acquisition revolver £200m	200.0	200.0

TNS private placements $55m	35.3		19.2		16.1

Total committed facilities available	4,699.1	200.0	1,045.4	514.4	1,267.8	428.6	642.9	400.0	200.0

Drawn down facilities at 31 December 2010	3,554.0	—	100.3	514.4	1,267.8	428.6	642.9	400.0	200.0

Undrawn committed credit facilities	1,145.1

Drawn down facilities at 31 December 2010	3,554.0

Net cash at 31 December 2010	(1,709.8)

Other adjustments	44.2

Net debt at 31 December 2010	1,888.4

The Group’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2009 Annual Report and Accounts and in the opinion of the Board remain relevant at 31 December 2010.

WPP/page 35

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group for the year and determined that these are unchanged from those presented in the Group’s published Annual Report and Accounts and Form 20-F for the year ended 31 December 2009. The Annual Report and Accounts and Form 20-F are published in the Investor Relations section of the Group website (www.wpp.com) and are available from the Group on request.

WPP PLC has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. These are presented on pages 115 to 119 of the published 2009 Annual Report and Accounts. Pages 5 to 6 of the Group’s Form 20-F for the year ended 31 December 2009 contain a detailed explanation of the risk factors identified by the Group and these are summarised below:

Clients

The Group competes for clients in a highly competitive industry and client loss may reduce market share and decrease profits.

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could adversely impact the Group’s prospects, business, financial condition and results of operations.

Corporate Responsibility

Breaches of privacy and data protection rules could have an adverse impact on the Group.

Risk to the Group’s reputation from undertaking controversial client work.

Economic

The Group’s businesses are subject to economic and political cycles. Many of the economies in which the Group operates have been under significant stress or in recession.

Financial

Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.

Changes to the Group’s debt issue ratings by the rating agencies Moody’s Investor Services and Standard and Poor’s Rating Service may affect the Group’s access to debt capital.

The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

Mergers & Acquisitions

The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.

Goodwill and other acquired intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

Operational

The Group operates in 107 countries and is exposed to the risks of doing business internationally.

People

The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.

WPP/page 36

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Principal risks and uncertainties (continued)

Regulatory/Legal

The Group may be subject to regulations restricting its activities.

The Group may be exposed to liabilities in the event of breaches of increased bribery legislation.

The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective.

Civil liabilities or judgments against the Company or its directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in England and Wales or in Jersey.

WPP/page 37

Appendix 2

WPP PLC

Preliminary results for the year ended 31 December 2010

in reportable US Dollars1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2010

	Year ended 31 December 2010	Year ended 31 December 2009
	$m	$m	+/(-)%

Billings	65,961.2	59,388.7	11.1

Revenue	14,416.2	13,598.2	6.0

Direct costs	(1,190.0)	(1,103.8)	(7.8)

Gross profit	13,226.2	12,494.4	5.9

Operating costs	(11,728.2)	(11,275.6)	(4.0)

Operating profit	1,498.0	1,218.8	22.9

Share of results of associates	85.3	91.2	(6.5)

Profit before interest and taxation	1,583.3	1,310.0	20.9

Finance income	126.0	241.4	(47.8)

Finance costs	(427.8)	(562.3)	23.9

Revaluation of financial instruments	30.1	80.1	(62.4)

Profit before taxation	1,311.6	1,069.2	22.7

Taxation	(294.4)	(249.3)	(18.1)

Profit for the year	1,017.2	819.9	24.1

Attributable to:

Equity holders of the parent	901.0	708.1	27.2

Non-controlling interests	116.2	111.8	(3.9)

	1,017.2	819.9	24.1

Headline PBIT	1,893.3	1,622.7	16.7

Headline PBIT margin	13.1%	11.9%

Headline PBT	1,591.5	1,301.8	22.3

Reported earnings per share[2]

Basic earnings per ordinary share	73.1 ¢	58.1 ¢	25.8

Diluted earnings per ordinary share	70.6 ¢	57.2 ¢	23.4

Headline earnings per share[2]

Basic earnings per ordinary share	91.1 ¢	72.4 ¢	25.8

Diluted earnings per ordinary share	87.1 ¢	71.3 ¢	22.2

[1]

The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.5461 to the pound for the year ended 31 December 2010 (2009: US$1.5667).

[2]	The basis of the calculations of the Group’s earnings per share and Headline earnings per share are set out in note 9 of Appendix 1.

WPP/page 38

Appendix 3

WPP PLC

Preliminary results for the year ended 31 December 2010

in reportable Euros1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2010

	Year ended 31 December 2010	Year ended 31 December 2009

	€m	€m	+/(-)%
Billings	49,778.7	42,522.0	17.1

Revenue	10,888.9	9,745.9	11.7
Direct costs	(898.9)	(789.6)	(13.8)

Gross profit	9,990.0	8,956.3	11.5
Operating costs	(8,850.1)	(8,106.1)	(9.2)

Operating profit	1,139.9	850.2	34.1
Share of results of associates	64.5	64.2	0.5

Profit before interest and taxation	1,204.4	914.4	31.7
Finance income	96.5	174.1	(44.6)
Finance costs	(324.0)	(403.8)	19.8
Revaluation of financial instruments	21.0	57.2	(63.3)

Profit before taxation	997.9	741.9	34.5
Taxation	(224.8)	(174.8)	(28.6)

Profit for the year	773.1	567.1	36.3

Attributable to:
Equity holders of the parent	687.0	488.7	40.6
Non-controlling interests	86.1	78.4	(9.8)

	773.1	567.1	36.3

Headline PBIT	1,438.7	1,139.2	26.3
Headline PBIT margin	13.2%	11.7%
Headline PBT	1,211.3	909.5	33.2

Reported earnings per share[2]
Basic earnings per ordinary share	55.7 ¢	40.1 ¢	38.9
Diluted earnings per ordinary share	53.8 ¢	39.5 ¢	36.2

Headline earnings per share[2]
Basic earnings per ordinary share	69.5 ¢	50.4 ¢	37.9
Diluted earnings per ordinary share	66.4 ¢	49.6 ¢	33.9

[1]

The unaudited consolidated income statement above is presented in reportable Euros for information purposes only and has been prepared assuming the Euro is the reporting currency of the Group, whereby local currency results are translated into Euros at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of €1.1664 to the pound for the year ended 31 December 2010 (2009: €1.1233).

[2]	The basis of the calculations of the Group’s earnings per share and Headline earnings per share are set out in note 9 of Appendix 1.

WPP/page 39

WPP PLC

GLOSSARY AND BASIS OF PREPARATION

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2010 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as Headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Gross margin/gross profit

The Group uses the terms gross margin and gross profit interchangeably. Headline gross margin margin is calculated as Headline PBIT (defined below) as a percentage of gross profit.

Headline earnings

Headline PBT less taxation (excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items) and non-controlling interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and share of exceptional gains/losses of associates.

Headline PBT

Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and gains/losses arising from the revaluation of financial instruments.

Operating margin

Headline operating profit as a percentage of revenue.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.